June 8, 2010

Qiang Wu
Chief Executive Officer
Calendar Profits Limited
27F Two Exchange Square, 8 Connaught Place
Central, Hong Kong 999077

> **Re:** **Calendar Profits Limited**
> **Registration Statement on Form 20-F**
> **Filed May 7, 2010**
> **File No. 000-53973**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Note

Forward-Looking Information, page 3

1. Please advise why you believe your are eligible to rely on the statutory safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act.

Item 3. Key Information

A. Selected financial data, page 3

2. Item 3.A of Form 20-F requires that you present selected historical financial data
   for the five most recent financial years. You have included in your filing,
   however, the selected historical financial data for only the three most recent
   financial years. Please revise to include the data for the financial years 2006 and
   2005, or in the alternative, represent to us, if true, that such information cannot be
   provided, or cannot be provided on a restated basis, without unreasonable effort or
   expense.

Risks Related to Our Business, page 4

3. We refer to the disclosure in your business overview and note that you only
   "charge success fees to be received upon completion of your clients'
   transactions." Please tell us whether you considered including a risk factor
   addressing that your revenues are dependent upon the successful completion of
   your clients' transactions, which cannot be guaranteed.

"Our executive officer also has outside business interests…," page 5

4. Please quantify the amount of time that Mr. Wu devotes, and intends to devote, to
   your business.

Risks Related to Our Ordinary Shares

"There is no trading market for our ordinary shares…," page 6

5. Your disclosure does not appear to accurately reflect the operation and nature of
   the OTC Bulletin Board. Quotation on the OTC Bulletin Board is a function of
   market maker application for quotation, not issuer application for "listing."
   Please do not refer to "listing" on the OTC Bulletin Board, as this implies that the
   OTC Bulletin Board is a national securities exchange. Furthermore, there can be
   no assurance that a market maker will agree to file the necessary documents with
   The Financial Industry Regulatory Authority ("FINRA"), which operates the OTC
   Bulletin Board, nor can there be any assurance that such an application for
   quotation will be approved. Please revise your risk factor to address these
   matters. Similar disclosure appears on page 10.

Item 4. Other Information

B. Business Overview, page 8

6. We refer to your "Statements of Comprehensive Income/(Loss)" on page F-3 and note that you have not received revenue from operations during the years ended December 31, 2008 and 2007. Accordingly, please include in your revised filing information about your plan of operations that is comparable to the information required by Item 101(a)(2) of Regulation S-K. See Instruction 2 to Item 4.B of Form 20-F

7. You state that in performing your work for your clients, you often seek advice from third-party experts. Please describe for us in more detail the nature of the agreements between you and these third-party experts. For example, you state that you compensate these third-party experts upon consummation of your own services to your clients. Is compensation of these third-party experts contingent upon your clients' successful completion of their respective transactions?

8. Please revise to provide a more detailed discussion of how you intend to market your services. In this regard, we note your statement that historically, you have focused on building your network and relations in the market place by working with various parties. See Item 4.B.5 of Form 20-F.

9. You state that, since inception, you have had "numerous involvements" with potential Chinese clients. To the extent you are able, please quantify this statement.

10. In the third paragraph of this section, you cite your "strong relationships" and "good reputation."   Please provide support for these claims.

11. You state that you expect to continue to generate revenues going forward. Please advise us of the basis for this expectation, given your apparent history of generating only one paying client in 10 years of operations. Alternatively, you may revise your disclosure.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 8

12. You state in this section that you were formed in 2010. However, on page 7 you state that you were formed in 2000. Please advise, or revise your disclosure.

13. Similarly, you state here that, upon formation, you issued 30 ordinary shares to Mr. Wu, while on page F-6, you state that you issued 30 ordinary shares to Zhang Pinger. Please advise, or revise your disclosure.

D. Trend Information, page 9

14. Please discuss for the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your operating results. In this regard, we note your disclosure on page four concerning the risks related to doing business in the People's Republic of China. See Item 5.D of Form 20-F.

F. Tabular disclosure of contractual obligations, page 9

15. Please provide us with your analysis as to how you reached the conclusion that Item 5.F does not apply to you. In this regard, we note the $50,000 loan from Mr. Wu to the Company.

Item 6. Directors, Senior Management and Employees

E. Share ownership, page 10

16. Please disclose all persons who have or share the underlying benefits of ownership of the securities listed in the table. See the definition of "beneficial owner" in General Instruction F to Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3503 with any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (917) 332-3725
Brad Schiffman, Esq
Blank Rome LLP